Exhibit 99.1

Press Release

HUTCHMED Announces Closing of Divestment of Non-Core OTC Joint Venture

Hong Kong, Shanghai & Florham Park, NJ –– Wednesday, September 29, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX:13) today announces that, further to its announcement in March 2021 and following receipt of regulatory approval, it has completed the sale of its entire indirect interest in Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”), a non-core and non-consolidated over-the-counter (“OTC”) drug joint venture business, to GL Mountrose Investment Two Limited, a company controlled and managed by GL Capital Group (“GL Capital”).

The aggregate amount which will be received by HUTCHMED is approximately US$169 million in cash, representing about 22 times HBYS’ adjusted net profit attributable to HUTCHMED equity holders of US$7.7 million in 20201. Of the proceeds, approximately US$127 million related to its shareholding in HBYS has been received. The balance of approximately US$42 million is related to expected upcoming distributions of declared dividends related to previously announced land compensation and prior year undistributed profits.

The transaction will allow HUTCHMED to focus the organization and resources on its primary aim of accelerating investment in the Oncology/Immunology assets in China and beyond.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,400 personnel has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

About HBYS

HBYS was established in 2005 and focuses primarily on the manufacture, marketing and distribution of proprietary OTC pharmaceutical products. HBYS was HUTCHMED’s non-consolidated joint venture with Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited. HUTCHMED had a 50% interest in HBYS through a holding company in which HUTCHMED had an 80% interest.

About GL Capital

GL Capital is a leading investment firm specializing in buyout and growth opportunities in China's healthcare industry. The firm has over US$2 billion under management across both public and private equity, through USD and RMB-denominated funds.

Founded in 2010, GL Capital strives to be the partner-of-choice for leading healthcare companies, generate superior investment returns, and contribute to the sustainable development of China’s healthcare industry. For more information, please visit www.gl-investment.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations as to the anticipated amount of proceeds, the intended use of proceeds and the anticipated closing date of the proposed transaction. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the amount and timely receipt of the final land compensation, satisfaction of the conditions precedent to the consummation of the proposed transaction (including the ability of the parties to secure regulatory approvals on the terms expected, at all or in a timely manner), the ability of the parties to complete the proposed transaction and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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1 HBYS’ adjusted net profit attributable to HUTCHMED equity holders (after 20% non-controlling interest) in 2020 of US$7.7 million is a non-GAAP measure which is 40% of HBYS’ 2020 net profit of US$91.3 million less US$72.0 million gain on land compensation, net of tax.